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                                                                    EXHIBIT 8.2



INTERNAL REVENUE SERVICE                    DEPARTMENT OF THE TREASURY

Index Number: 856.01-00                     Washington, DC 20224


William H. Bradley, Esq.                    Contact Person:
Sutherland, Asbill & Brennan LLP            Mr. Bernard P. Harvey 50-03134
999 Peachtree Street N.E., #2300            Telephone Number:
Atlanta, GA 30309                           (202) 622-3110
                                            In Reference to:
                                            CC:DOM:P&SI:6 -- PLR-112420-98
                                            Date:
                                            March 19, 1999

LEGEND:

Taxpayer          =        Strategic Timber Trust, Inc.
                           EIN: 02-0499201

Partnership       =        Strategic Timber Partners, L.P.
                           EIN: 02-0499203

Operating         =        Strategic Timber Operating Co.
                           EIN: 02-0499202

Dear Mr. Bradley:

         This letter responds to a request for a private letter ruling filed on behalf of Taxpayer dated June 10, 1998. You requested a ruling that gross income derived from the disposal of timber pursuant to cutting agreements will constitute gross income derived from gain from the sale or disposition of real property (or interests in real property) which is not property described in ss. 1221(1) of the Internal Revenue Code, for purposes of ss. 856(c)(2)(D) and ss. 856(c)(3)(C), and that such income will not be treated as prohibited transaction income under ss. 857(b)(6).

         Taxpayer is a domestic corporation that is a limited partner of Partnership. Taxpayer intends to qualify and elect treatment as a REIT. Operating is a corporate general partner of Partnership, and a wholly-owned subsidiary of Taxpayer. It is represented that Operating will be treated as a qualified REIT subsidiary pursuant to ss. 856(i), and the income and assets of Operating will thus be treated as the income and assets of Taxpayer. It is anticipated that Partnership, Taxpayer, and Operating will operate in an umbrella partnership REIT format with
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timberland assets being held by Partnership.

         Partnership will invest and reinvest funds contributed by its partners in interests in timber, timberlands, and such other assets as appropriate to establish proper portions of liquid assets for the partnership. Partnership will maintain, manage, and dispose of the timber growing on the timberlands held by Partnership. Partnership will acquire timber tracts for investment purposes with the expectation of holding and managing those tracts for investment. When Operating, as general partner, determines that it is in the best interest of Partnership to dispose of standing timber, Partnership will enter into agreements calling for the cutting and removal of timber pursuant to a cutting contract. Partnership may, on occasion, also sell or otherwise dispose of timberland itself.

         Taxpayer and Partnership anticipate that substantially all of their income from disposals of timber will be generated by the disposal of timber under contracts pursuant to which Partnership will retain an economic interest in the timber. It is intended that the tax treatment of the timber disposals under the contracts will be governed by ss. 631(b). Income from the disposals will be based upon an agreed amount per unit of timber ultimately harvested. Taxpayer anticipates that substantially all of its income will be derived from contracts qualifying under ss. 631(b) pursuant to which the purchaser, rather than Taxpayer or Partnership, will harvest the timber. Consequently, Taxpayer represents that Partnership will retain an economic interest in the timber disposed of pursuant to the contracts, and Partnership and Taxpayer will receive passive income measured by the quantity of timber actually cut by the purchaser. Partnership will not engage either in cutting timber or merchandising the logs cut from the timber.

LAW AND ANALYSIS

         Section 856(c)(2) provides that at least 95 percent of a REIT's gross income (excluding gross income from prohibited transactions) must be derived from, among other sources, gain from the sale or other disposition of stock, securities, and real property (including interests in real property and interests in mortgages on real property) which is not property described in ss. 1221(1).

         Section 856(c)(3) provides that at least 75 percent of a REIT's gross income (excluding gross income from prohibited transactions) must be derived from, among other sources, gain from the sale or other disposition of real property (including interests in real property and interests in mortgages on real property) which is not property described in ss. 1221(1).

         Section 856(c)(4)(A) provides that at the close of each quarter of its tax year, at least 75 percent of the value of a REIT's total assets must be represented by real estate assets, cash and cash items (including receivables), and Government securities. Section 856(c)(4)(B) provides
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that not more than 25 percent of the value of a REIT's total assets may be represented by securities (other than those includible under subparagraph (A)), for purposes of this calculation limited in respect of any one issuer to an amount not greater than 5 percent of the value of the total assets of the REIT and to not more than 10 percent of the outstanding voting securities of the issuer.

         Section 856(c)(5)(B) provides that the term "real estate assets" means real property (including interests in real property and interests in mortgages on real property) and shares (or transferable certificates of beneficial interest) in other qualifying REITs. Section 856(c)(5)(C) defines the term "interests in real property" to include fee ownership and co-ownership of land or improvements thereon, leaseholds of land or improvements thereon, options to acquire land or improvements thereon, and options to acquire leaseholds of land or improvements thereon, but does not include mineral, oil, or gas royalty interests. Section 1.856-3(d) of the Income Tax Regulations provides that local law definitions will not be controlling for purposes of determining the meaning of the term "real property" as used in ss. 856 and the regulations thereunder.

         Section 856(c)(5)(A) provides that "value" means, with respect to securities for which market quotations are readily available, the market value of those securities; and with respect to other securities and assets, fair value as determined in good faith by the trustees, except that in the case of securities of REITs, the fair value shall not exceed market value or asset value, whichever is higher.

         Under ss. 1.856-3(g), a REIT that is a partner in a partnership is deemed to own its proportionate share of each of the assets of the partnership and to be entitled to the income of the partnership attributable to that share. For purposes of ss. 856, the interest of a partner in the partnership's assets shall be determined in accordance with the partner's capital interest in the partnership. The character of the various assets in the hands of the partnership and items of gross income of the partnership shall retain the same character in the hands of the partners for all purposes of ss. 856.

         It is a long-standing principle of law that standing timber is treated as real property for federal income tax purposes. In Hutchins v. King, 68 U.S. 53, 59 (1863) the Supreme Court stated that "timber growing upon the land constituted a portion of the realty." More recently, the court in Laird v. United States, 115 F. Supp. 931, 933 (W.D. Wis. 1953) stated that growing timber under the common law and the law of . . . the United States, has always been considered a portion of the real property, and the owner of that timber had an interest in so much of the soil as was necessary to sustain it. Also, the Service ruled in Rev. Rul. 72-515, 1972-2 C.B. 466, that timber growing on the land is part of the land and that an exchange of timberlands of different qualities nevertheless constitutes a like kind exchange because both are land held for investment.
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         Accordingly, we conclude that timberlands and the standing timber thereon constitute real property and, therefore, real estate assets within the meaning of ss. 856(c)(5)(B) and ss. 856(c)(4)(A).

         Section 631(b) provides that in the case of the disposal of timber held for more than one year before the disposal, by the owner thereof under any form or type of contract by virtue of which the owner retains an economic interest in the timber, the difference between the amount realized from the disposal of the timber and the adjusted depletion basis thereof, shall be considered as though it were a gain or loss, as the case may be, on the sale of the timber. The date of the disposal of the timber shall be deemed to be the date the timber is cut, but if payment is made to the owner under the contract before the timber is cut, the owner may elect to treat the date of payment as the date of disposal of the timber. For purposes of this section, the term "owner" means any person who owns an interest in the timber, including a sublessor and a holder of a contract to cut timber.


         Section 1.631-2(a)(2) provides that in the case of a disposal of timber with a retained economic interest, the provisions of ss. 1231 apply and such timber shall be considered property used in the trade or business for the tax year in which it is considered to have been sold, along with other property of the taxpayer used in the trade or business as defined in ss. 1231(b), whether or not such timber is property held by the taxpayer for sale to customers in the ordinary course of the taxpayer's trade or business.

         In order for there to be a disposal of timber under a contract for purposes of section 631(b), the lessee must have a contractual obligation to cut specified timber. See, e.g., Rev. Rul. 77-229, 1977-2 C.B. 210 (citing Ah Pah Redwood Co. v. Commissioner, 251 F.2d 163 (9th Cir. 1957); Jantzer v. Commissioner, 284 F.2d 348 (9th Cir. 1960); Patterson v. Belcher, 302 F.2d 289 (5th Cir. 1962), opinion amended and reh. den., 305 F.2d 557, cert. denied, 371 U.S. 921 (1962). Section 1.631-2(e)(2) provides that in order to be the owner of timber a taxpayer must have a right to cut timber for sale on its own account or for use in its trade or business.

         Neither ss. 631(b) nor the regulations thereunder provide guidance on what constitutes a retained economic interest. Section 1.611-1(b)(1), however, provides that an economic interest is possessed when the taxpayer has acquired by investment any interest in standing timber and secures, by any form of legal relationship, income derived from the severance of the timber, to which the taxpayer must look for a return of capital. In other words, an owner retains an economic interest under a timber cutting contract if the amount of the payment for the timber depends solely on the actual quantity of timber cut.

         Section 1231(a) generally provides that gain or loss on the sale or exchange of property
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used in a trade or business will be treated as gain or loss from the sale or exchange of a capital asset. Section 1231(b)(2) provides that property used in a trade or business includes timber to which ss. 631 applies.

         Section 857(b)(6)(A) provides that a tax will be imposed upon a REIT equal to 100 percent of the net income derived by the REIT from prohibited transactions. Section 857(b)(6)(B)(iii) defines the term "prohibited transaction" as a sale or other disposition of property described in ss. 1221(1) which is not foreclosure property.

         If it is determined that the timber cutting agreements entered into by Taxpayer are governed by ss. 631(b), the standing timber disposed of pursuant to the agreements will be treated as property used in a trade or business under ss. 1231, which section does not include property held for sale in the ordinary course of business as described in ss. 1221(1). Therefore, the sale of timber by Taxpayer pursuant to the agreements will not satisfy the definition of a prohibited transaction.

         Accordingly, provided that the timber cutting agreements entered into by Taxpayer are governed by ss. 631(b), gross income derived from the disposal of timber pursuant to those cutting agreements will constitute gross income derived from gain from the sale or disposition of real property (or interests in real property) which is not property described in ss. 1221(1), for purposes of ss. 856(c)(2)(D) and ss. 856(c)(3)(C). Also, such income will not be treated as prohibited transaction income under ss. 857(b)(6).

         No opinion is expressed or implied as to the federal tax consequences of this transaction under any provision not specifically addressed herein. Furthermore, no opinion is expressed concerning whether Taxpayer will otherwise qualify as a REIT under subchapter M, part II of Chapter 1. In addition, no opinion is expressed concerning the federal tax consequences of Partnership's disposal of standing timber on the timberlands other than by timber cutting contracts governed by ss. 631(b). Further, no opinion is expressed concerning whether the relationship between Taxpayer and any other party to a timber cutting contract entered into by Taxpayer will cause Taxpayer to fail to satisfy the 10 percent voting securities requirement of ss. 856 (c)(4)(B).

         This ruling is directed only to the taxpayer who requested it. Section 6110(k)(3) of the Code provides that it may not be used or cited as precedent.
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         A copy of the letter is being forwarded to the District Director, New
England District.

                                       Sincerely yours,



                                       /s/ Harold E. Burghart
                                       HAROLD E. BURGHART
                                       Assistant to the Chief, Branch 5
                                       Office of the Assistant Chief Counsel
                                       (Passthroughs and Special Industries)

Enclosures:   2
    Copy of this letter
    Copy for section 6110 purposes
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cc:      Joseph E. Rendini
         VP & Secretary
         Strategic Timber Trust, Inc.
         5 North Pleasant Street
         New London, NH 03257

         Daniel B. McKeithen, Esq.
         Sutherland, Asbill & Brennan LLP
         999 Peachtree Street, N.E., #2300
         Atlanta, GA 30309-3996

         District Director, New England District
         Chief, Examination Division